UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

CENTEX CONSTRUCTION PRODUCTS, INC.

(Exact name of registrant as specified in its charter)

Delaware	75-2520779

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

2728 N. Harwood, Dallas, Texas	75201

(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common Stock, Class B
$0.01 Par Value	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [  ]

Securities Act registration statement file number to which this form relates: ________________(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURE
EX-A Restated Certificate of Incorporation
EX-B Amended and Restated Bylaws
EX-C Form of Stock Certificate for Class B

Item 1. Description of Registrant’s Securities to be Registered.

     The stockholders of Centex Construction Products, Inc. (the “Corporation”), having approved all matters submitted to a vote at a Special Meeting of Stockholders held on January 8, 2004 (the “Special Meeting”), have approved an increase in the Corporation’s capital stock authorized for issuance to (i) an aggregate of 100,000,000 shares of common stock, consisting of 50,000,000 shares of Common Stock, par value $.01 per share (the “Common Stock”), and 50,000,000 shares of Class B Common Stock, par value $.01 per share (the “Class B Common Stock,” and together with the Common Stock, the “Company Common Stock”), and (ii) an aggregate of 5,000,000 shares of preferred stock, par value $.01 per share (the “Preferred Stock”).

     Among the other matters approved at the Special Meeting, the stockholders of the Corporation approved an amendment to the Corporation’s Restated Certificate of Incorporation that will, once the amendment is filed with the Secretary of State of Delaware, change the name of the Corporation to “Eagle Materials Inc.” It is anticipated that the name change will become effective on January 30, 2004. Therefore, all references to the “Corporation” in this filing shall, effective as of January 30, 2004, be intended to refer to Eagle Materials Inc.

     The relative rights, powers, preferences, qualifications, limitations and restrictions of the Corporation’s capital stock are as follows:

Company Common Stock

     The Common Stock and Class B Common Stock are identical in all respects except as otherwise expressly described below.

     (a)  Cash Dividends. Subject to the rights and preferences of any outstanding series of Preferred Stock, the holders of shares of Company Common Stock are entitled to receive dividends out of assets legally available therefore at such times and in such per share amounts as the Board of Directors may from time to time determine. Whenever a cash dividend is paid on the Company Common Stock, the same amount shall be paid in respect of each outstanding share of Common Stock and Class B Common Stock.

     (b)  Stock Dividends. If at any time a dividend is to be paid in shares of Company Common Stock, such stock dividend may be declared and paid only as follows: only Common Stock may be paid to holders of Common Stock and only Class B Common Stock may be paid to holders of Class B Common Stock. Whenever a stock dividend is paid, the same number of shares shall be paid in respect of each outstanding share of Common Stock and Class B Common Stock.

     (c)  Property Dividends. If at any time a dividend is to be paid in rights to purchase shares of the capital stock of the Corporation (a “rights dividend”), then: (i) if the rights dividend is of rights that entitle the holder thereof to purchase shares of Common Stock (or shares of capital stock of the Corporation having voting rights equivalent to those of the Common Stock (“Equivalent Shares”)) or Class B Common Stock (or shares of capital stock of the Corporation having voting rights equivalent to those of the Class B Common Stock (“Equivalent Class B Shares”)), then only rights to acquire Common Stock or Equivalent Shares may be paid to holders of Common Stock and only rights to acquire Class B Common Stock or Equivalent Class B Shares may be paid to holders of Class B Common Stock; and (ii) if the rights dividend is of rights that entitle the holder thereof to purchase shares of capital stock of the Corporation other than Common Stock (or Equivalent Shares) or Class B Common Stock (or Equivalent Class B Shares), then the Board of Directors of the Corporation may pay such dividend of rights to the holders of shares of Common Stock and Class B Common Stock in such manner as the Board of Directors may determine. Whenever any rights dividend or dividend in the form of securities or other property (other than a cash dividend or stock dividend) is paid, the same number or amount and kind of rights, securities or other property shall be paid in respect of each outstanding share of Common Stock and Class B Common Stock.

     (d)  Stocks Splits, Subdivisions and Combinations. The Corporation will not subdivide, reclassify or combine stock of any class of Company Common Stock without at the same time making a proportionate subdivision, reclassification or combination of shares of the other class.

     (e)  Voting. The holders of shares of Common Stock and Class B Common Stock shall vote together as a single class in all matters requiring the vote of holders of Company Common Stock with each share of Common Stock and Class B Common Stock having one vote, except that (i) the holders of shares of each class shall vote as a separate class when required by law to do so and (ii) the holders of shares of Company Common Stock shall vote in respect of directors as specified below.

     With respect to the election of directors, the holders of shares of Class B Common Stock, voting separately as a class (the “Voting B Shares”), will be entitled to elect a number of directors that equals 85% of the authorized number of members of the Board of Directors (or, if such 85% is not a whole number, then the nearest higher whole number) (the “Voting B Share Directors”). In the election of Voting B Share Directors, each share of Class B Common Stock shall have one vote. The holders of shares of Common Stock voting separately as a class (“Voting Shares”) will be entitled to elect the remaining members of the Board of Directors, if any (the “Voting Share Directors”). In the election of Voting Share Directors, each share of Common Stock shall have one vote. The term “Special Voting Rights” means the different voting rights of the holders of shares of Common Stock, on the one hand, and the holders of shares of Class B Common Stock, on the other hand, with respect to the election of the applicable percentages of the authorized number of members of the Board of Directors as described above.

     The initial Voting Share Director, if any, shall be designated by a majority of the directors of the Corporation, and the holders of Voting Shares, voting separately as a class, shall be entitled to vote for the election or replacement of such Voting Share Director at the next annual meeting of stockholders.

     The initial Voting B Share Directors shall be designated by a majority of the directors of the Corporation, and the holders of Voting B Shares, voting separately as a class, shall be entitled to vote for the election or replacement of such Voting B Share Directors at the next annual meeting of stockholders.

     Any vacancy in a Voting Share directorship created by the death, resignation, retirement, disqualification, removal from office or other cause may be filled by the vote of the majority of the remaining Voting Share Directors, and any vacancy in a Voting B Share directorship created by the death, resignation, retirement, disqualification, removal from office or other cause may be filled by the vote of majority of the remaining Voting B Share Directors. If there are no remaining directors in a particular class, the vacancy shall be filled by the stockholders entitled to vote for such class. If the Special Voting Rights have been eliminated, the vacancy shall be filled by the vote of the majority of directors, regardless of any quorum requirements. Any director elected to fill a vacancy not resulting from an increase in the number of directors will have the same remaining term as that of the predecessor director.

     Unless the Special Voting Rights have been eliminated, all newly-created directorships resulting from an increase in the authorized number of directors shall be allocated between Voting Share Directors and Voting B Share Directors, such that at all times the number of Voting B Share Directors shall be 85% of the authorized number of directors (or, if such 85% is not a whole number, then the nearest higher whole number of directors) and the remaining directors shall be Voting Share Directors. Any director elected in accordance with the preceding sentence shall hold office until the next annual meeting of stockholders or until his successor shall have been elected and qualified or until his earlier resignation or removal. No decrease in the authorized number of directors shall shorten the term of any incumbent director. Any newly-created Voting Share directorships must be filled by the vote of the majority of existing Voting Share Directors and any newly-created Voting B Share directorships must be filled by the vote of the majority of existing Voting B Share Directors. If there are no directors in a particular class, the vacancy shall be filled by the stockholders entitled to vote for such class. If the Special Voting Rights have been eliminated, the vacancy shall be filled by the vote of the majority of directors, regardless of any quorum requirements.

     For so long as any person or entity or group of persons or entities acting in concert beneficially own 15% or more of the outstanding shares of Class B Common Stock, then in any election of directors or other exercise of voting rights with respect to the election or removal of directors, such person, entity or group shall only be entitled to vote (or otherwise exercise voting rights with respect to) a number of shares of Class B Common Stock that constitutes a percentage of the total number of shares of Class B Common Stock then outstanding which is less than or equal to such person, entity or group’s Entitled Voting Percentage. For the purposes hereof, a person, entity or group’s “Entitled Voting Percentage” at any time shall mean the percentage of the then outstanding shares of Common Stock beneficially owned by such person, entity or group at such time.

     (f)  Merger or Consolidation. The Corporation shall not enter into any consolidation, merger, reorganization or other combination, unless each holder of a share of Common Stock or Class B Common Stock is entitled to receive with respect to such share the same kind and amount of shares of stock and other securities and property (including cash) receivable upon such consolidation, merger, reorganization or other combination as each other holder of a share of Common Stock and Class B Common Stock, except that in any such transaction consummated prior to the elimination of the Special Voting Rights, the holders of shares of Common Stock and Class B Common Stock may each receive different kinds of shares of stock that differ to the extent and only to the extent that the Board of Directors determines in good faith that such shares differ with respect to the rights of holders of such shares to substantially the same extent as the Common Stock and Class B Common Stock differ.

     (g)  Liquidation. The holders of shares of Common Stock and Class B Common Stock will participate equally per share in any liquidation, dissolution or winding up of the Corporation, without distinction between classes.

Preferred Stock

     The Board of Directors has the authority, without further stockholder approval, to issue the Preferred Stock from time to time in one or more series, and to determine with respect to each such series the designation of and the number of shares comprising such series and the powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions, of such series.

Classified Board

     The directors, other than those who may be elected by the holders of any series of Preferred Stock, shall be divided into three classes: Class I, Class II and Class III. The Board of Directors shall assign each person who is serving as a director to one of such classes, as determined in the sole discretion of the Board of Directors; provided, however, that the initial Voting Share Director shall be assigned to Class I. Such classes shall be as nearly equal in number of directors as possible. Each director shall serve for a term ending on the third annual meeting of stockholders following the annual meeting of stockholders at which that director was elected; provided, however, that the directors first designated as Class I directors shall serve for a term expiring at the annual meeting of stockholders next following the date of their designation as Class I directors, the directors first designated as Class II directors shall serve for a term expiring at the second annual meeting of stockholders next following the date of their designation as Class II directors, and the directors first designated as Class III directors shall serve for a term expiring at the third annual meeting of stockholders next following the date of their designation as Class III directors. Each director will hold office until the annual meeting of stockholders at which his term expires and, the foregoing notwithstanding, will serve until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal.

Restated Certificate of Incorporation and Bylaws

     The provisions summarized below of the Corporation’s Restated Certificate of Incorporation and the Amended and Restated Bylaws (the “Bylaws”) may have the effect of delaying, deferring or preventing a change in control or acquisition of the Corporation by means of a tender offer, a proxy contest or otherwise.

     (a)  Board of Directors. The Restated Certificate of Incorporation provides that the Board of Directors shall consist of not less than three nor more than fifteen directors. The exact number of directors will be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the Board of Directors.

     (b) Advance Notice Procedures. The Corporation’s Bylaws require that at any annual meeting of stockholders, the only nominations of persons for election to the board to be considered and business to be conducted will be the nominations made or business brought before the meeting (i) pursuant to the Corporation’s notice of meeting, (ii) by or at the direction of the Corporation’s Board of Directors or (iii) by a stockholder of the Corporation who is a stockholder of record at the time of giving of the notice provided for in the Bylaws, who is entitled to vote at the meeting and who complies with the advance notice procedures. For nominations and other business to be properly brought before an annual meeting of stockholders pursuant to clause (iii) above, the stockholder must give written notice to the secretary of the Corporation not less than 90 days nor more than 180 days prior to an annual meeting. If less than 50 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder must be received not later than the close of business on the seventh day following the date on which such notice of the date of the meeting was mailed or such disclosure was made.

     At any special meeting of the stockholders of Corporation, the only business that may be brought before the special meeting is the business specified in the notice of special meeting. Accordingly, the stockholders of the Corporation may not raise any other matters for consideration at a special meeting. With respect to an election of directors to be held at a special meeting of the stockholders as determined by the Corporation’s notice of special meeting, a stockholder may make a nomination pursuant to notice given not less than 30 days nor more than 60 days prior to the special meeting. If less than 50 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder must be received not later than the close of business on the seventh day following the date on which such notice of the date of the meeting was mailed or such disclosure was made.

     (c)  Special Meetings. The Restated Certificate of Incorporation and Bylaws provide that special meetings of the stockholders of the Corporation may be called only by the Chairman, or in his absence by the President, by the Board of Directors, or by the Secretary at the request in writing of a majority of the Board of Directors and may not be called by the stockholders of the Corporation. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting.

     (d)  Action by Stockholders. The Restated Certificate of Incorporation and Bylaws provide that any action required to be taken or which may be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be taken by written consent in lieu of a meeting.

     (e)  Supermajority Voting. The Restated Certificate of Incorporation and Bylaws provide that the affirmative vote of the holders of record of at least 66 2/3% of the combined voting power of all of the outstanding stock of the Corporation entitled to vote, voting together as a single class, shall be required to alter, amend, rescind or repeal any of the Corporation’s Bylaws or to alter, amend, rescind or repeal or to adopt any provision inconsistent with:

•	the division of the Board of Directors into three classes;

•	the provision concerning the inability of stockholders to call special meetings of the stockholders;

•	the provision concerning the inability of stockholders to act by written consent;

•	the ability of the Board of Directors to adopt, alter, amend and repeal the Bylaws;

•	the special voting limitation that limits the voting rights of beneficial owners of 15% or more of the outstanding shares of the Corporation’s Class B Common Stock; and

•	the provision requiring a 66 2/3% vote of stockholders to amend the Bylaws or to amend the provisions of the Restated Certificate of Incorporation described above.

Delaware Business Combination Statute

     Under the business combination statute of the Delaware General Corporation Law (the “DGCL”), a corporation is generally restricted from engaging in a business combination with an interested stockholder for a three-year period following the time the stockholder became an interested stockholder. An interested stockholder is defined as a stockholder who, together with its affiliates or associates, owns, or who is an affiliate or associate of the corporation and within the prior three-year period did own, 15% or more of the corporation’s voting stock. This restriction applies, unless:

•	prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation, excluding specified shares, upon completion of the transaction which resulted in the stockholder becoming an interested stockholder; or

•	at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized by the affirmative vote, at an annual or special meeting, and not by written consent, of at least 66 2/3% of the outstanding voting shares of the corporation, excluding shares held by that interested stockholder.

     A business combination generally includes:

•	mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an interested stockholder;

•	transactions resulting in the issuance or transfer to an interested stockholder of any capital stock of the corporation or its subsidiaries, subject to certain exceptions;

•	transactions having the effect of increasing the proportionate share of the interested stockholder in the capital stock of the corporation or its subsidiaries, subject to certain exceptions; and

•	other transactions resulting in a disproportionate financial benefit to an interested stockholder.

     The provisions of the Delaware business combination statute do not apply to a corporation if, subject to certain requirements, the certificate of incorporation or Bylaws of the corporation contain a provision expressly electing not to be governed by the provisions of the statute or the corporation does not have voting stock listed on a national securities exchange, authorized for quotation on the Nasdaq stock market or held of record by more than 2,000 stockholders.

     The Corporation has not adopted any provision in the Restated Certificate of Incorporation or Bylaws electing not to be governed by this section of the Delaware business combination statute. As a result, the statute is applicable to business combinations involving the Corporation.

Stockholders’ Rights Plan

     The Corporation’s Board of Directors and stockholders have approved the implementation of a Stockholders’ Rights Plan (the “Rights Plan”). The Rights Plan is intended to encourage potential acquirors of the Corporation’s common stock to negotiate with the Corporation’s board of directors and discourage certain coercive takeover tactics.

Limitations on Directors’ Liability

     The Restated Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. The Restated Certificate of Incorporation also provides that each current or former director or officer of the Corporation, or each such person who is or was serving or who had agreed to serve at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, will be indemnified and held harmless by the Corporation to the fullest extent permitted by applicable law, as the same exists or may in the future be amended.

Listing

     The Class B Common Stock has been approved for listing on the New York Stock Exchange, subject to official notice, under the symbol “EXP.B.”

Item 2. Exhibits.

     A.     Restated Certificate of Incorporation (as approved at the Special Meeting).

     B.     Amended and Restated Bylaws of the Corporation (as approved at the Special Meeting).

     C.     Form of stock certificate for Class B Common Stock.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CENTEX CONSTRUCTION PRODUCTS, INC.

DATED: January 9, 2004	By:	/s/ JAMES H. GRAASS

Name: James H. Graass
Title: Executive Vice President, General
Counsel and Secretary